UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May, 2016

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: 20th May, 2016	By	/s/ Sanjay Dongre
Name: Sanjay Dongre
Title: Executive Vice President (Legal) & Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit    I

Description

Communication dated 19th May, 2016 addressed to The New York Stock Exchange, New York, United States of America (USA) intimating about outcome of the Board meeting held on 19th May, 2016.

Exhibit I

19th May, 2016

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Re: Outcome of Board Meeting held on 19th May, 2016

Dear Sirs,

Pursuant to regulation 30 of SEBI (Listing Obligation and Disclosure Requirements) Regulations 2015, we wish to inform you that the Board of Directors of the Bank, at their meeting held today, decided as follows:

1.	The 22nd Annual General Meeting of the Bank will be held on Thursday, 21st July, 2016 at 2.30 p.m. at Birla MatushriSabhagar, 19, New Marine Lines, Mumbai - 400 020.

2.	The record date for ascertaining the entitlement of dividend will be 30th June, 2016.

3.	To seek approval of the shareholders for increase in the authorised share capital of the Bank from Rs. 550 crore comprising 275,00,00,000 shares of Rs. 2/- each to Rs. 650,00,00,000 comprising 325,00,00,000 (325 Crore) equity shares of Rs. 2/- each and consequent changes to the Memorandum of Association of the Bank.

4.	To seek approval of shareholders of the Bank to issue stock options to employees of the Bank as per SEBI (Share Based Employee Benefits) Regulations, 2015.

Thanking You,

Yours Faithfully

For HDFC Bank Ltd

Sd/-

Sanjay Dongre

Executive Vice President (Legal) &

Company Secretary